Kirin International Holding, Inc.
Room 1506
South Building of China Overseas Plaza
No. 8 Guanghua Dongli Road
Chaoyang, District, Beijing, 100020

August 11, 2011

Larry Spirgel
Assistant Director, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kirin International Holding, Inc. Amendment No. 3 to Form 8-K Filed July 25, 2011 File No. 333-166343

Dear Mr. Spirgel:

We are in receipt of your letter dated July 28, 2011 to Mr. Longlin Lu, our President and Chief Executive Officer, in regard to the above-referenced Amendment No. 3 to Current Report on Form 8-K (the “Comment Letter”). We are in process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter.  However we are unable to provide a complete response on or before August 11, 2011 (the “Due Date”) because our periodic reporting obligations required us to first attend to the preparation and filing of our quarterly report on Form 10-Q for the period ended June 30, 2011, which we must file by August 15, 2011.  As a result, we require additional time to submit our response to the Comment Letter.  Please accept this correspondence as our request for an extension of the Due Date to August 25, 2011.

Thank you for your attention to this matter.

Sincerely,

Kirin International Holding, Inc.

/s/ Longlin Hu
Longlin Hu
President and Chief Executive Officer